Exhibit 99.1

AnPac Announces regaining Compliance with Nasdaq Listing Requirement

Philadelphia PA, November 30, 2022 – AnPac Bio-Medical Science Co., Ltd. (Nasdaq: ANPC) (“AnPac Bio” or the “Company”), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, today announced that the company has been notified by the Office of the General Counsel of The Nasdaq Stock Market LLC that the Company has regained compliance with the minimum $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1). The Company will remain under the Mandatory Panel Monitor until June 9, 2023, imposed by a previous Hearings Panel’s decision on June 9, 2022.

On June 9, 2022, AnPac Bio-Medical Science Co., Ltd. (the “Company”) received the determination from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the requirements to remain listed in The Nasdaq Capital Market subject to a one-year Mandatory Panel Monitor of the Company’s ongoing compliance with such requirements as set force in Listing Rule 5815(d)(4)(B). If, within that one-year monitoring period, Listing Qualifications staff (“Staff”) finds the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, Staff will issue a Staff Delist Determination and the Company will have an opportunity to request a new hearing with the initial Hearings Panel or a newly convened Hearings Panel if the initial Hearings Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). If the hearing is unsuccessful, the Company’s securities may be at that time delisted from Nasdaq.

On September 9, 2022, the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to its failure to regain compliance with the $1 Bid Rule within the 180 calendar day Compliance Period.

On September 16, 2022, the Company filed a request for a hearing before the NASDAQ Hearings Panel to present its financial data including Shareholders’ Equity and plan with the applicable listing requirements. This request was due to a Staff determination letter (the “Letter”) on September 9, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1) (the “$1 Bid Rule”), following the 180 calendar day compliance period set forth in Listing Rule 5810(c)(3)(A) (the “Compliance Period”). On September 16, 2022, Company received a letter from Nasdaq granting the appeal and scheduling the Nasdaq Hearings Panel for October 20, 2022.

During the hearing held on October 20, 2022, the Company presented its plan (including share reverse split) to regain compliance with $1 Bid Rule, and the Company’s request for continued listing on The Capital Market has been granted on the condition that before November 23, 2022, the Company shall demonstrate compliance with Listing Rule 5550(a)(2), the $1 Bid Price Rule.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021). AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.